

INDEX METHODOLOGY

Inspire Global Hope Large Cap Equal Weight Index

Version 1.0 dated December 20, 2016

Contents

This document contains the underlying principles and regulations regarding the structure and the operating of the Inspire Global Hope Large Cap Equal Weight Index. Solactive AG shall make every effort to implement regulations. Solactive AG does not offer any explicit or tacit guarantee or assurance, neither pertaining to the results from the use of the Index nor the Index value at any certain point in time nor in any other respect. The Index is merely calculated and published by Solactive AG and it strives to the best of its ability to ensure the correctness of the calculation. There is no obligation for Solactive AG – irrespective of possible obligations to issuers – to advise third parties, including investors and/or financial intermediaries, of any errors in the Index. The publication of the Index by Solactive AG is no recommendation for capital

investment and does not contain any assurance or opinion of Solactive AG regarding a possible investment in a financial instrument based on this Index.

Introduction

This document is to be used as a guideline with regard to the composition, calculation and management of the Index. Any changes made to the guideline are initiated by the Committee specified in section 1.6. The Index is calculated and published by Solactive AG. The name "Solactive" is copyrighted.

1 Index specifications

The Inspire Global Hope Large Cap Equal Weight Index (**"Index Name"**, the **"Index"**) is an Index of CWM Advisors, LLC dba Inspire ("Inspire") and is calculated and distributed by Solactive AG.

The Inspire Global Hope Large Cap Equal Weight Index is an equally weighted, quarterly rebalanced index comprised of the stock of 400 large cap companies from around the globe with the highest Inspire Impact Scores (see note below on how Inspire Impact Scores are calculated). Under normal circumstances the index will be comprised of 50% US large cap companies, 40% international developed large cap companies and 10% emerging market large cap companies. Inspire defines "large cap" as a market capitalization of $10B or greater.

The Index is a total return ("TR") index.

The Index is published in US Dollars ("USD").

Inspire Impact Score

The Inspire Impact Score is an objective, rules based, proprietary scoring system of Inspire, which rates a company in relation to how well the company aligns with biblical values. Inspire uses a software program that analyses publicly available data relating to the primary business activities, products and services, philanthropy, legal activities, policies and practices to assign Inspire Impact Scores to a company. The exact scoring methodology is proprietary.

1.1 Short name and ISIN

The Index is distributed under ISIN DE000SLA2092; the WKN is SLA209. The Index is published in Reuters under the code <.IGHLCEW >.

1.2 Initial value

The Index is based on 100 at the close of trading on the start date, February 2nd, 2012.

1.3 Distribution

The Index is published via the price marketing services of Boerse Stuttgart AG and is distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether he will distribute/display the Index via his information systems.

1.4 Prices and calculation frequency

The price of the Index is calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot foreign exchange rates quoted by Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Index is calculated every Business Day from 9:00am to 10:30pm, CET. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

1.5 Weighting

On each Adjustment Day each Index Component of the Index is rebalanced, with all constituents being given equal weighting in the index by percentage.

1.6 Decision-making bodies

A Committee composed of staff from Inspire is responsible for decisions regarding the composition of the Index as well as any amendments to the rules (in this document referred to as the "Committee" or the "Index Committee"). The future composition of the Index is determined by the Committee on the Selection Days according to the procedure outlined in 2.1 of this document. The Committee shall also decide about the future composition of the Index in the event that any Extraordinary Events should occur and the implementation of any necessary adjustments.

Members of the Committee can recommend changes to the guideline and submit them to the Committee for approval.

1.7 Publication

All specifications and information relevant for calculating the Index are made available on the

http://www.solactive.de web page and sub-pages.

1.8 Historical data

Historical data will be maintained from the launch of the Index on 12/27/2016.

1.9 Licensing

Licences to use the Index as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Inspire.

2 Composition of the Index

2.1 Selection of the Index Components

The initial composition of the Index as well as any ongoing adjustment is based on the following rules:

On the Selection Days, Inspire defines its Index Universe, a selection pool that encompasses global large cap stocks of market cap $10B or greater with Inspire Impact Scores greater than or equal to zero.

From that starting universe, Inspire then chooses the highest scoring stocks to be included in the index. Under normal circumstances, there will be 200 US large cap stocks, 160 developed international large cap stocks and 40 emerging markets large cap stocks. These constituents will then be assigned equal weights within the index and rebalanced quarterly.

2.2 Ordinary adjustment

The composition of the Index is determined annually by review of the Inspire Impact Scores of the current constituents and the overall index universe, and replacing lower scoring stocks with higher scoring ones as relevant. The composition of the Index is reviewed on the Selection Day and necessary changes are announced.

The first adjustment will be made in February 2017 based on the Trading Prices of the Index Components on the Adjustment Day.

Solactive AG shall publish any changes made to the Index composition on the Selection Day and consequently with sufficient notice before the Adjustment Day.

2.3 Extraordinary adjustment

The Committee may, but is under no obligation to, substitute an Index Component with a successor Index Component upon the occurrence of an Extraordinary Event as determined by Solactive AG. Any such successor Index Component shall be included in the Index after the close of business on the day when an Extraordinary Event has been determined by Solactive AG.

3 Calculation of the Index

3.1 Index formula

The Index is an index whose value on a Business Day is equivalent to the sum over all Index Components of the products of (a) the Number of Shares of the Index Component and (b) the price of the Index Component at the respective Exchange.

As a formula:

$$Index_t = \sum_{i=1}^{n} x_{i,t} * p_{i,t}$$

With:

$x_{i,t}$ = Number of Shares of the Index Component i on Trading Day t

$p_{i,t}$ = Price of Index Component i on Trading Day t in Index Currency

3.2 Accuracy

The value of the Index will be rounded to two decimal places.

The Number of Shares of the Index Components will be rounded to two decimal places.

Trading Prices will be rounded to six decimal places.

3.3 Adjustments

Indices need to be adjusted for systematic changes in prices once these become effective. This requires the new Number of Shares of the affected Index Component to be calculated on an ex-ante basis.

The Index is adjusted for distributions, capital increases, rights issues, splits, par value conversions and capital reductions.

This procedure ensures that the first ex quote can be properly reflected in the calculation of the Index. This ex-ante procedure assumes the general acceptance of the Index calculation formula as well as open access to the parameter values used. The calculation parameters are provided by Solactive AG.

Any delay in calculating the new Number of Shares of an Index Component would create problems. Therefore the procedure described above is the most appropriate.

3.4 Dividends and other distributions

Dividend payments and other distributions are included in the Index. They cause an adjustment of the Number of Shares of the corresponding Index Component. The new Number of Shares is calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{p_{i,t-1}}{p_{i,t-1} - D_{i,t}}$$

With:

$x_{i,t}$ = Number of Shares of the Index Component i on Trading Day t

$D_{i,t}$ = Payment on Trading Day t multiplied by the Dividend Correction Factor of the respective country

3.5 Corporate actions

3.5.1 Principles

Following the announcement by a company included in the Index of the terms and conditions of a corporate action the Index Calculator determines whether such corporate action has a dilution, concentration or other effect on the price of the Index Component.

If this should be the case the Index Calculator shall make the necessary adjustments to the affected Index Component and/or the formula for calculating the Index and/or to other terms and conditions of this document that he deems appropriate in order to take into account the dilution, concentration or other effect and shall determine the date on which this adjustment shall come into effect.

Amongst other things the Index Calculator can take into account the adjustment made by an Affiliated Exchange as a result of the corporate action with regard to option and futures contracts on the respective share traded on this Affiliated Exchange.

3.5.2 Capital increases

In the case of capital increases (from the company's own resources or through cash contributions) the new Numbers of Shares are calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{p_{i,t-1}}{p_{i,t-1} - rB_{i,t-1}} \qquad \text{with:} \qquad rB_{i,t-1} = \frac{p_{i,t-1} - B - N}{BV + 1}$$

With:

$x_{i,t}$ = Number of Shares of Index Component i on the day of the distribution

$x_{i,t-1}$ = Number of Shares of Index Component i on the day prior to the distribution

$p_{i,t-1}$ = Closing price on the day prior to ex date

$rB_{i,t-1}$ = Calculated value of rights issue

B = Price of rights issue

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com

N	= Dividend disadvantage
BV	= Subscription ratio

$B = 0$ if capital is increased from the company's own resources.

The last dividend paid or the announced dividend proposal is applied as the dividend disadvantage.

3.5.3 Capital reductions

In the case of capital reductions the new Number of Shares is determined as follows:

$$x_{i,t} = x_{i,t-1} * \frac{1}{H_{i,t}}$$

With:

$H_{i,t}$	= Reduction ratio of the company on day t
$x_{i,t}$	= Number of Shares of the affected Index Component on the day of the distribution
$x_{i,t-1}$	= Number of Shares of the affected Index Component on the day prior to the distribution

3.5.4 Share splits and par value conversions

In the case of share splits and par value conversions it is assumed that the prices change in ratio to the number of shares or to the par values. The new Number of Shares is calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{N_{i,t-1}}{N_{i,t}}$$

With:

$N_{i,t-1}$	= Former par value of security class i (or new number of shares)
$N_{i,t}$	= New par value of security class i (or former number of shares)
$x_{i,t}$	= Number of Shares of the affected Index Component on the day of the distribution
$x_{i,t-1}$	= Number of Shares of the affected Index Component on the day prior to the distribution

3.6 Calculation of the Index in the event of a Market Disruption Event

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com

In the event of a Market Disruption Event, Solactive AG calculates the Index value, taking into account the market conditions prevailing at this point in time, the last quoted Trading Price for each of the Index Components as well as any other conditions that it deems relevant for calculating the Index value.

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com

4. Definitions

"Index Universe" in respect of a Selection Day are companies that fulfill the following criteria:

1. Listing on a major stock exchange.

2. Market cap of $10B or greater.

3. Inspire Impact Score greater than or equal to zero.

"Index Component" is each share currently included in the Index.

"Number of Shares" is in respect of an Index Component and any given Business Day the number or fraction of shares included in the Index. It is calculated for any Index Component as the ratio of (A) the Percentage Weight of an Index Component multiplied by the Index value and (B) its Trading Price.

"Percentage Weight" of an Index Component is the ratio of its Trading Price multiplied by its Number of Shares divided by the Index value.

"Dividend Correction Factor" is calculated as 1 minus the applicable withholding tax rate and/or other applicable tax rate currently prevalent in the respective country.

In particular an **"Extraordinary Event"** is
- a Merger
- a Takeover bid
- a delisting
- the Nationalisation of a company
- Insolvency.

The Trading Price for this Index Component on the day the event came into effect is the last available market price for this Index Component quoted on the Exchange on the day the event came into effect (or, if a market price is not available for the day the event came into effect, the last available market price quoted on the Exchange on a day specified as appropriate by the Index Calculator), as determined by the Index Calculator, and this price is used as the Trading Price of the particular Index Component until the end of the day on which the composition of the Index is next set.

In the event of the Insolvency of an issuer of an Index Component the Index Component shall remain in the Index until the next Adjustment Day. As long as a market price for the affected Index Component is available on a Business Day, this shall be applied as the Trading Price for this Index Component on the relevant Business Day, as determined in each case by the Index Calculator. If a market price is not available on a Business Day the Trading Price for this Index Component is set to zero. The Committee may also decide to eliminate the respective Index Component at an earlier point in time prior to the next Adjustment Day. The procedure in this case is identical to an elimination due to and Extraordinary Event.

An Index Component is **"delisted"** if the Exchange announces pursuant to the Exchange regulations that the listing of, the trading in or the issuing of public quotes on the Index Component at the Exchange has ceased immediately or will cease at a later date, for whatever reason (provided delisting is not because of a Merger or a Takeover bid), and the Index Component is not immediately listed, traded or quoted again on an exchange, trading or listing system, acceptable to the Index Calculator,

"Insolvency" occurs with regard to an Index Component if (A) all shares of the respective issuer must be transferred to a trustee, liquidator, insolvency administrator or a similar public officer as result of a voluntary or compulsory liquidation, insolvency or winding-up proceedings or comparable proceedings affecting the issuer of the Index Components or (B) the holders of the shares of this issuer are legally enjoined from transferring the shares.

A **"Takeover bid"** is a bid to acquire, an exchange offer or any other offer or act of a legal person that results in the related legal person acquiring as part of an exchange or otherwise more than 10% and less than 100% of the voting shares in circulation from the issuer of the Index Component or the right to acquire these shares, as determined by the Index Calculator based on notices submitted to public or self-regulatory authorities or other information considered by the Index Calculator to be relevant.

With regard to an Index Component a **"Merger"** is

(i)   a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person,

(ii)   a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer to exchange shares with another legal person (except in a merger or share exchange under which the issuer of this Index Component is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation),

(iii)   a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person), or

(iv)   a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event (except for shares held and controlled by the legal person) represent in total less than 50% of the shares in circulation directly subsequent to such an event.

The **"Merger Date"** is the date on which a Merger is concluded or the date specified by the Index Calculator if such a date cannot be determined under the law applicable to the Merger.

"Nationalisation" is a process whereby all shares or the majority of the assets of the issuer of the shares are nationalised or are expropriated or otherwise must be transferred to public bodies, authorities or institutions.

"Exchange" is, in respect of Index and every Index Component, the respective primary exchange where the Index Component has its primary listing. The Committee may decide to declare a different stock exchange the "Exchange" for trading reasons, even if the company is only listed there via a Stock Substitute.

"Stock Substitute" includes in particular American Depository Receipts (ADR) and Global Depository Receipts (GDR).

With regard to an Index component (subject to the provisions given above under "Extraordinary Events") the **"Trading Price"** in respect of a Trading Day is the closing price on this Trading Day determined in accordance with the Exchange regulations. If the Exchange has no closing price for an Index Component, the Index Calculator shall determine the Trading Price and the time of the quote for the share in question in a manner that appears reasonable to him.

A **"Trading Day"** is in relation to the Index or an Index Component a Trading Day on the Exchange (or a day that would have been such a day if a market disruption had not occurred), excluding days on which trading may be ceased prior to the normal Exchange closing time. The Index Calculator is ultimately responsible as to whether a certain day is a Trading Day with regard to the Index or an Index Component or in any other connection relating to this document.

A **"Business Day"** is a day on which the New York Stock Exchange is open for trading.

13

The **"Index Calculator"** is Solactive AG or any other appropriately appointed successor in this function.

The **"Index Currency"** is US Dollars.

"Market Capitalization" is with regard to each of the shares in the Index Universe on a Selection Day or Adjustment Day the value published as the Market Capitalization for this day.

As at the date of this document Market Capitalization is defined as the value of a company calculated by multiplying the number of shares outstanding of the company by its share price.

"Adjustment Day" is the last Business Day in January.

"Selection Day" is the Business Day five Business Days before the Adjustment Day.

An **"Affiliated Exchange"** is with regard to an Index Component an exchange, a trading or quotation system on which options and futures contracts on the Index Component in question are traded, as specified by the Index Calculator.

A "**Market Disruption Event**" occurs if

1. one of the following events occurs or exists on a Trading Day prior to the opening quotation time for an Index Component:

   A) trading is suspended or restricted (due to price movements that exceed the limits allowed by the Exchange or an Affiliated Exchange, or for other reasons):

   1.1. across the whole Exchange; or

   1.2. in options or futures contracts on or with regard to an Index Component or an Index Component that is quoted on an Affiliated Exchange; or

   1.3. on an Exchange or in a trading or quotation system (as determined by the Index Calculator) in which an Index Component is listed or quoted; or

   B) an event that (in the assessment of the Index Calculator) generally disrupts and affects the opportunities of market participants to execute on the Exchange transactions in respect of a share included in the Index or to determine market values for a share included in the Index or to execute on an Affiliated Exchange transaction with regard to options and futures contracts on these shares or to determine market values for such options or futures contracts; or

2. trading on the Exchange or an Affiliated Exchange is ceased prior to the usual closing time (as defined below), unless the early cessation of trading is announced by the Exchange or Affiliated Exchange on this Trading Day at least one hour before

   (aa) the actual closing time for normal trading on the Exchange or Affiliated Exchange on the Trading Day in question or, if earlier.

   (bb) the closing time (if given) of the Exchange or Affiliated Exchange for the execution of orders at the time the quote is given.

   "Normal exchange closing time" is the time at which the Exchange or an Affiliated Exchange is normally closed on working days without taking into account after-hours trading or other trading activities carried out outside the normal trading hours; or

3. a general moratorium is imposed on banking transactions in the country in which the Exchange is resident if the above-mentioned events are material in the assessment of the Index Calculator, whereby the Index Calculator makes his decision based on those circumstances that he considers reasonable and appropriate.

5 Appendix

5.1 Contact data

Information regarding the Index concept

Inspire

Attn: Investment Committee

650 San Benito St, Ste. 130

877.658.9473

info@inspireinvesting.com

5.2 Calculation of the Index – change in calculation method

The application by the Index Calculator of the method described in this document is final and binding. The Index Calculator shall apply the method described above for the composition and calculation of the Index. However it cannot be excluded that the market environment, supervisory, legal, financial or tax reasons may require changes to be made to this method. The Index Calculator may also make changes to the terms and conditions of the Index and the method applied to calculate the Index, which he deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Calculator is not obliged to provide information on any such modifications or changes. Despite the modifications and changes the Index Calculator will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above.

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com



INDEX METHODOLOGY

Inspire Small/Mid Cap Impact Equal Weight Index

Version 1.0 dated December 20, 2016

Contents

This document contains the underlying principles and regulations regarding the structure and the operating of the Inspire Small/Mid Cap Impact Equal Weight Index**.** Solactive AG shall make every effort to implement regulations. Solactive AG does not offer any explicit or tacit guarantee or assurance, neither pertaining to the results from the use of the Index nor the Index value at any certain point in time nor in any other respect. The Index is merely calculated and published by Solactive AG and it strives to the best of its ability to ensure the correctness of the calculation. There is no obligation for Solactive AG – irrespective of possible obligations to issuers – to advise third parties, including investors and/or financial intermediaries, of any errors in the Index. The publication of the Index by Solactive AG is no recommendation for capital

investment and does not contain any assurance or opinion of Solactive AG regarding a possible investment in a financial instrument based on this Index.

Introduction

This document is to be used as a guideline with regard to the composition, calculation and management of the Index. Any changes made to the guideline are initiated by the Committee specified in section 1.6. The Index is calculated and published by Solactive AG. The name "Solactive" is copyrighted.

1 Index specifications

The Inspire Small/Mid Cap Impact Equal Weight Index (**"Index Name"**, the **"Index"**) is an Index of CWM Advisors, LLC dba Inspire ("Inspire") and is calculated and distributed by Solactive AG.

The Inspire Small/Mid Cap Impact Equal Weight Index is an equally weighted, quarterly rebalanced index comprised of the stock of 500 small and mid cap companies from the US with the highest Inspire Impact Scores (see note below on how Inspire Impact Scores are calculated). Under normal circumstances the index will be comprised of 50% US small cap companies with market caps between $1B and $2B, and 50% mid cap companies with market caps between $2B and $3.5B.

The Index is a total return ("TR") index.

The Index is published in US Dollars ("USD").

Inspire Impact Score

The Inspire Impact Score is an objective, rules based, proprietary scoring system of Inspire, which rates a company in relation to how well the company aligns with biblical values. Inspire uses a software program that analyses publicly available data relating to the primary business activities, products and services, philanthropy, legal activities, policies and practices to assign Inspire Impact Scores to a company. The exact scoring methodology is proprietary.

1.1 Short name and ISIN

The Index is distributed under ISIN DE000SLA2084; the WKN is SLA208. The Index is published in Reuters under the code <.ISMCIEW >.

1.2 Initial value

The Index is based on 100 at the close of trading on the start date, February 2nd, 2012.

1.3 Distribution

The Index is published via the price marketing services of Boerse Stuttgart AG and is distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether he will distribute/display the Index via his information systems.

1.4 Prices and calculation frequency

The price of the Index is calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot foreign exchange rates quoted by Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Index is calculated every Business Day from 9:00am to 10:30pm, CET. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

1.5 Weighting

On each Adjustment Day each Index Component of the Index is rebalanced, with all constituents being given equal weighting in the index by percentage.

1.6 Decision-making bodies

A Committee composed of staff from Inspire is responsible for decisions regarding the composition of the Index as well as any amendments to the rules (in this document referred to as the "Committee" or the **"Index Committee"**). The future composition of the Index is determined by the Committee on the Selection Days according to the procedure outlined in 2.1 of this document. The Committee shall also decide about the future composition of the Index in the event that any Extraordinary Events should occur and the implementation of any necessary adjustments.

Members of the Committee can recommend changes to the guideline and submit them to the Committee for approval.

1.7 Publication

All specifications and information relevant for calculating the Index are made available on the

http://www.solactive.de web page and sub-pages.

1.8 Historical data

Historical data will be maintained from the launch of the Index on February 1st, 2012.

1.9 Licensing

Licences to use the Index as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Inspire*.*

2 Composition of the Index

2.1 Selection of the Index Components

The initial composition of the Index as well as any ongoing adjustment is based on the following rules:

On the Selection Days, Inspire defines its Index Universe, a selection pool that encompasses US small and mid cap stocks between $1B and $3.5B market cap with Inspire Impact Scores greater than or equal to zero.

From that starting universe, Inspire then chooses the highest scoring stocks to be included in the index. Under normal circumstances, there will be 250 US small cap stocks with market caps between $1B and $2B, and 250 US mid cap stocks with market caps between $2B and $3.5B. These constituents will then be assigned equal weights within the index and rebalanced quarterly.

2.2 Ordinary adjustment

The composition of the Index is determined annually by review of the Inspire Impact Scores of the current constituents and the overall index universe, and replacing lower scoring stocks with higher scoring ones as relevant. The composition of the Index is reviewed on the Selection Day and necessary changes are announced.

The first adjustment will be made in February 2017 based on the Trading Prices of the Index Components on the Adjustment Day.

Solactive AG shall publish any changes made to the Index composition on the Selection Day and consequently with sufficient notice before the Adjustment Day.

2.3 Extraordinary adjustment

The Committee may, but is under no obligation to, substitute an Index Component with a successor Index Component upon the occurrence of an Extraordinary Event as determined by Solactive AG. Any such successor Index Component shall be included in the Index after the close of business on the day when an Extraordinary Event has been determined by Solactive AG.

3 Calculation of the Index

3.1 Index formula

The Index is an index whose value on a Business Day is equivalent to the sum over all Index Components of the products of (a) the Number of Shares of the Index Component and (b) the price of the Index Component at the respective Exchange.

As a formula:

$$Index_t = \sum_{i=1}^{n} x_{i,t} * p_{i,t}$$

With:

$x_{i,t}$ = Number of Shares of the Index Component i on Trading Day t

$p_{i,t}$ = Price of Index Component i on Trading Day t in Index Currency

3.2 Accuracy

The value of the Index will be rounded to two decimal places.

The Number of Shares of the Index Components will be rounded to two decimal places.

Trading Prices will be rounded to six decimal places.

3.3 Adjustments

Indices need to be adjusted for systematic changes in prices once these become effective. This requires the new Number of Shares of the affected Index Component to be calculated on an ex-ante basis.

The Index is adjusted for distributions, capital increases, rights issues, splits, par value conversions and capital reductions.

This procedure ensures that the first ex quote can be properly reflected in the calculation of the Index. This ex-ante procedure assumes the general acceptance of the Index calculation formula as well as open access to the parameter values used. The calculation parameters are provided by Solactive AG.

Any delay in calculating the new Number of Shares of an Index Component would create problems. Therefore the procedure described above is the most appropriate.

3.4 Dividends and other distributions

Dividend payments and other distributions are included in the Index. They cause an adjustment of the Number of Shares of the corresponding Index Component. The new Number of Shares is calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{p_{i,t-1}}{p_{i,t-1} - D_{i,t}}$$

With:

$x_{i,t}$ = Number of Shares of the Index Component i on Trading Day t

$D_{i,t}$ = Payment on Trading Day t multiplied by the Dividend Correction Factor of the respective country

3.5 Corporate actions

3.5.1 Principles

Following the announcement by a company included in the Index of the terms and conditions of a corporate action the Index Calculator determines whether such corporate action has a dilution, concentration or other effect on the price of the Index Component.

If this should be the case the Index Calculator shall make the necessary adjustments to the affected Index Component and/or the formula for calculating the Index and/or to other terms and conditions of this document that he deems appropriate in order to take into account the dilution, concentration or other effect and shall determine the date on which this adjustment shall come into effect.

Amongst other things the Index Calculator can take into account the adjustment made by an Affiliated Exchange as a result of the corporate action with regard to option and futures contracts on the respective share traded on this Affiliated Exchange.

3.5.2 Capital increases

In the case of capital increases (from the company's own resources or through cash contributions) the new Numbers of Shares are calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{p_{i,t-1}}{p_{i,t-1} - rB_{i,t-1}} \qquad \text{with:} \qquad rB_{i,t-1} = \frac{p_{i,t-1} - B - N}{BV + 1}$$

With:

$x_{i,t}$ = Number of Shares of Index Component i on the day of the distribution

$x_{i,t-1}$ = Number of Shares of Index Component i on the day prior to the distribution

$p_{i,t-1}$ = Closing price on the day prior to ex date

$rB_{i,t-1}$ = Calculated value of rights issue

B = Price of rights issue

N	= Dividend disadvantage
BV	= Subscription ratio

$B = 0$ if capital is increased from the company's own resources.

The last dividend paid or the announced dividend proposal is applied as the dividend disadvantage.

3.5.3 Capital reductions

In the case of capital reductions the new Number of Shares is determined as follows:

$$x_{i,t} = x_{i,t-1} * \frac{1}{H_{i,t}}$$

With:

$H_{i,t}$	= Reduction ratio of the company on day t
$x_{i,t}$	= Number of Shares of the affected Index Component on the day of the distribution
$x_{i,t-1}$	= Number of Shares of the affected Index Component on the day prior to the distribution

3.5.4 Share splits and par value conversions

In the case of share splits and par value conversions it is assumed that the prices change in ratio to the number of shares or to the par values. The new Number of Shares is calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{N_{i,t-1}}{N_{i,t}}$$

With:

$N_{i,t-1}$	= Former par value of security class i (or new number of shares)
$N_{i,t}$	= New par value of security class i (or former number of shares)
$x_{i,t}$	= Number of Shares of the affected Index Component on the day of the distribution
$x_{i,t-1}$	= Number of Shares of the affected Index Component on the day prior to the distribution

3.6 Calculation of the Index in the event of a Market Disruption Event

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com

In the event of a Market Disruption Event, Solactive AG calculates the Index value, taking into account the market conditions prevailing at this point in time, the last quoted Trading Price for each of the Index Components as well as any other conditions that it deems relevant for calculating the Index value.

4. Definitions

"Index Universe" in respect of a Selection Day are companies that fulfill the following criteria:

1. Listing on either the New York Stock Exchange or NASDAQ.

2. Market cap between $1B and $3.5B.

3. Inspire Impact Score greater than or equal to zero.

"Index Component" is each share currently included in the Index.

"Number of Shares" is in respect of an Index Component and any given Business Day the number or fraction of shares included in the Index. It is calculated for any Index Component as the ratio of (A) the Percentage Weight of an Index Component multiplied by the Index value and (B) its Trading Price.

"Percentage Weight" of an Index Component is the ratio of its Trading Price multiplied by its Number of Shares divided by the Index value.

"Dividend Correction Factor" is calculated as 1 minus the applicable withholding tax rate and/or other applicable tax rate currently prevalent in the respective country.

In particular an **"Extraordinary Event"** is
- a Merger
- a Takeover bid
- a delisting
- the Nationalisation of a company
- Insolvency.

The Trading Price for this Index Component on the day the event came into effect is the last available market price for this Index Component quoted on the Exchange on the day the event came into effect (or, if a market price is not available for the day the event came into effect, the last available market price quoted on the Exchange on a day specified as appropriate by the Index Calculator), as determined by the Index Calculator, and this price is used as the Trading Price of the particular Index Component until the end of the day on which the composition of the Index is next set.

In the event of the Insolvency of an issuer of an Index Component the Index Component shall remain in the Index until the next Adjustment Day. As long as a market price for the affected Index Component is available on a Business Day, this shall be applied as the Trading Price for this Index Component on the relevant Business Day, as determined in each case by the Index Calculator. If a market price is not available on a Business Day the Trading Price for this Index Component is set to zero. The Committee may also decide to eliminate the respective Index Component at an earlier point in time prior to the next Adjustment Day. The procedure in this case is identical to an elimination due to and Extraordinary Event.

An Index Component is **"delisted"** if the Exchange announces pursuant to the Exchange regulations that the listing of, the trading in or the issuing of public quotes on the Index Component at the Exchange has ceased immediately or will cease at a later date, for whatever reason (provided delisting is not because of a Merger or a Takeover bid), and the Index Component is not immediately listed, traded or quoted again on an exchange, trading or listing system, acceptable to the Index Calculator,

"Insolvency" occurs with regard to an Index Component if (A) all shares of the respective issuer must be transferred to a trustee, liquidator, insolvency administrator or a similar public officer as result of a voluntary or compulsory liquidation, insolvency or winding-up proceedings or comparable proceedings affecting the issuer of the Index Components or (B) the holders of the shares of this issuer are legally enjoined from transferring the shares.

A **"Takeover bid"** is a bid to acquire, an exchange offer or any other offer or act of a legal person that results in the related legal person acquiring as part of an exchange or otherwise more than 10% and less than 100% of the voting shares in circulation from the issuer of the Index Component or the right to acquire these shares, as determined by the Index Calculator based on notices submitted to public or self-regulatory authorities or other information considered by the Index Calculator to be relevant.

With regard to an Index Component a **"Merger"** is

(i)   a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person,

(ii)   a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer to exchange shares with another legal person (except in a merger or share exchange under which the issuer of this Index Component is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation),

(iii)   a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person), or

(iv)   a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event (except for shares held and controlled by the legal person) represent in total less than 50% of the shares in circulation directly subsequent to such an event.

The **"Merger Date"** is the date on which a Merger is concluded or the date specified by the Index Calculator if such a date cannot be determined under the law applicable to the Merger.

"Nationalisation" is a process whereby all shares or the majority of the assets of the issuer of the shares are nationalised or are expropriated or otherwise must be transferred to public bodies, authorities or institutions.

"Exchange" is, in respect of Index and every Index Component, the respective primary exchange where the Index Component has its primary listing. The Committee may decide to declare a different stock exchange the "Exchange" for trading reasons, even if the company is only listed there via a Stock Substitute.

"Stock Substitute" includes in particular American Depository Receipts (ADR) and Global Depository Receipts (GDR).

With regard to an Index component (subject to the provisions given above under "Extraordinary Events") the **"Trading Price"** in respect of a Trading Day is the closing price on this Trading Day determined in accordance with the Exchange regulations. If the Exchange has no closing price for an Index Component, the Index Calculator shall determine the Trading Price and the time of the quote for the share in question in a manner that appears reasonable to him.

A **"Trading Day"** is in relation to the Index or an Index Component a Trading Day on the Exchange (or a day that would have been such a day if a market disruption had not occurred), excluding days on which trading may be ceased prior to the normal Exchange closing time. The Index Calculator is ultimately responsible as to whether a certain day is a Trading Day with regard to the Index or an Index Component or in any other connection relating to this document.

A **"Business Day"** is a day on which the New York Stock Exchange is open for trading.

The **"Index Calculator"** is Solactive AG or any other appropriately appointed successor in this function.

The **"Index Currency"** is US Dollars.

"Market Capitalization" is with regard to each of the shares in the Index Universe on a Selection Day or Adjustment Day the value published as the Market Capitalization for this day.

As at the date of this document Market Capitalization is defined as the value of a company calculated by multiplying the number of shares outstanding of the company by its share price.

"Adjustment Day" is the last Business Day in January.

"Selection Day" is the Business Day five Business Days before the Adjustment Day.

An **"Affiliated Exchange"** is with regard to an Index Component an exchange, a trading or quotation system on which options and futures contracts on the Index Component in question are traded, as specified by the Index Calculator.

A "**Market Disruption Event**" occurs if

1.   one of the following events occurs or exists on a Trading Day prior to the opening quotation time for an Index Component:

A) trading is suspended or restricted (due to price movements that exceed the limits allowed by the Exchange or an Affiliated Exchange, or for other reasons):

1.1.   across the whole Exchange; or

1.2.   in options or futures contracts on or with regard to an Index Component or an Index Component that is quoted on an Affiliated Exchange; or

1.3.   on an Exchange or in a trading or quotation system (as determined by the Index Calculator) in which an Index Component is listed or quoted; or

B) an event that (in the assessment of the Index Calculator) generally disrupts and affects the opportunities of market participants to execute on the Exchange transactions in respect of a share included in the Index or to determine market values for a share included in the Index or to execute on an Affiliated Exchange transaction with regard to options and futures contracts on these shares or to determine market values for such options or futures contracts; or

2.   trading on the Exchange or an Affiliated Exchange is ceased prior to the usual closing time (as defined below), unless the early cessation of trading is announced by the Exchange or Affiliated Exchange on this Trading Day at least one hour before

(aa) the actual closing time for normal trading on the Exchange or Affiliated Exchange on the Trading Day in question or, if earlier.

(bb) the closing time (if given) of the Exchange or Affiliated Exchange for the execution of orders at the time the quote is given.

"Normal exchange closing time" is the time at which the Exchange or an Affiliated Exchange is normally closed on working days without taking into account after-hours trading or other trading activities carried out outside the normal trading hours; or

3.   a general moratorium is imposed on banking transactions in the country in which the Exchange is resident if the above-mentioned events are material in the assessment of the Index Calculator, whereby the Index Calculator makes his decision based on those circumstances that he considers reasonable and appropriate.

5 Appendix

5.1 Contact data

Information regarding the Index concept

Inspire

Attn: Investment Committee

650 San Benito St, Ste. 130

877.658.9473

info@inspireinvesting.com

5.2 Calculation of the Index – change in calculation method

The application by the Index Calculator of the method described in this document is final and binding. The Index Calculator shall apply the method described above for the composition and calculation of the Index. However it cannot be excluded that the market environment, supervisory, legal, financial or tax reasons may require changes to be made to this method. The Index Calculator may also make changes to the terms and conditions of the Index and the method applied to calculate the Index, which he deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Calculator is not obliged to provide information on any such modifications or changes. Despite the modifications and changes the Index Calculator will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above.



INDEX METHODOLOGY

Inspire Corporate Bond Impact Equal Weight Index

Version 1.0 dated December 20, 2016

Contents

This document contains the underlying principles and regulations regarding the structure and the operating of the Inspire Corporate Bond Impact Equal Weight Index. Solactive AG shall make every effort to implement regulations. Solactive AG does not offer any explicit or tacit guarantee or assurance, neither pertaining to the results from the use of the Index nor the Index value at any certain point in time nor in any other respect. The Index is merely calculated and published by Solactive AG and it strives to the best of its ability to ensure the correctness of the calculation. There is no obligation for Solactive AG – irrespective of possible obligations to issuers – to advise third parties, including investors and/or financial intermediaries, of any errors in the Index. The publication of the Index by Solactive AG is no recommendation for capital

investment and does not contain any assurance or opinion of Solactive AG regarding a possible investment in a financial instrument based on this Index.

Introduction

This document is to be used as a guideline with regard to the composition, calculation and management of the Index. Any changes made to the guideline are initiated by the Committee specified in section 1.6. The Index is calculated and published by Solactive AG. The name "Solactive" is copyrighted.

1 Index specifications

The Inspire Corporate Bond Impact Equal Weight Index (**"Index Name"**, the **"Index"**) is an Index of CWM Advisors, LLC dba Inspire ("Inspire") and is calculated and distributed by Solactive AG.

The Inspire Corporate Bond Impact Equal Weight Index is an equally weighted, quarterly rebalanced index comprised of 250 investment grade, intermediate bonds of US large cap companies with the highest Inspire Impact Scores (see note below on how Inspire Impact Scores are calculated). Inspire defines "large cap" as a market capitalization of $10B or greater.

The Index is a total return ("TR") index.

The Index is published in US Dollars ("USD").

Inspire Impact Score

The Inspire Impact Score is an objective, rules based, proprietary scoring system of Inspire, which rates a company in relation to how well the company aligns with biblical values. Inspire uses a software program that analyses publicly available data relating to the primary business activities, products and services, philanthropy, legal activities, policies and practices to assign Inspire Impact Scores to a company. The exact scoring methodology is proprietary.

1.1 Short name and ISIN

The Index is distributed under ISIN [to be determined]; the WKN is [to be determined]. The Index is published in Reuters under the code <.ICBIEW >.

1.2 Initial value

The Index is based on 100 at the close of trading on the start date, February 2nd, 2012.

1.3 Distribution

The Index is published via the price marketing services of Boerse Stuttgart AG and is distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether he will distribute/display the Index via his information systems.

1.4 Prices and calculation frequency

The price of the Index is calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot foreign exchange rates quoted by Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Index is calculated every Business Day from 9:00am to 10:30pm, CET. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

1.5 Weighting

On each Adjustment Day each Index Component of the Index is rebalanced, with all constituents being given equal weighting in the index by percentage.

1.6 Decision-making bodies

A Committee composed of staff from Inspire is responsible for decisions regarding the composition of the Index as well as any amendments to the rules (in this document referred to as the "Committee" or the "Index Committee"). The future composition of the Index is determined by the Committee on the Selection Days according to the procedure outlined in 2.1 of this document. The Committee shall also decide about the future composition of the Index in the event that any Extraordinary Events should occur and the implementation of any necessary adjustments.

Members of the Committee can recommend changes to the guideline and submit them to the Committee for approval.

1.7 Publication

All specifications and information relevant for calculating the Index are made available on the

http://www.solactive.de web page and sub-pages.

1.8 Historical data

Historical data will be maintained from the launch of the Index on February 1st, 2012.

1.9 Licensing

Licences to use the Index as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Inspire.

2 Composition of the Index

2.1 Selection of the Index Components

The initial composition of the Index as well as any ongoing adjustment is based on the following rules:

On the Selection Days, Inspire defines its Index Universe, a selection pool that encompasses bonds with the following criterion:

- Maturities between 3 to 7 years (new constituents) and maturities at least 3 months greater than the minimum maturity for that maturity cell (for existing constituents, see below)

- Credit ratings of at least BBB/Baa3 or better

- US issuers with market cap $10B or greater

- Fixed rate bonds (no zero coupon bonds)

- Issuers with Inspire Impact Scores greater than or equal to zero.

From that starting universe, Inspire then chooses 250 bonds from the highest Inspire Impact Score issuers to be included in the index, with no more than 5 bonds coming from one issuer. Under normal circumstances, there will be 125 bonds with maturities between 3-5 years and 125 bonds with maturities between 5-7 years. These constituents will be assigned equal weights within the index and rebalanced quarterly.

In order to enter a maturity cell, a bond's remaining time to maturity must be at least six months longer than the minimum maturity horizon for that cell. A bond already in a cell may remain until it's remaining time to maturity falls below 4 months.

# of bonds (5 bonds per issuer max)	Maturity Horizon
125 bonds	≥3 to <5 years
125 bonds	≥5 to <7 years

2.2 Ordinary adjustment

The composition of the Index is determined annually by review of the Inspire Impact Scores of the current constituents and the overall index universe, and replacing lower scoring stocks with higher scoring ones as relevant. The composition of the Index is reviewed on the Selection Day and necessary changes are announced.

The first adjustment will be made in February 2017 based on the Trading Prices of the Index Components on the Adjustment Day.

Solactive AG shall publish any changes made to the Index composition on the Selection Day and consequently with sufficient notice before the Adjustment Day.

2.3 Extraordinary adjustment

The Committee may, but is under no obligation to, substitute an Index Component with a successor Index Component upon the occurrence of an Extraordinary Event as determined by Solactive AG. Any such successor Index Component shall be included in the Index after the close of business on the day when an Extraordinary Event has been determined by Solactive AG.

3 Calculation of the Index

3.1 Index formula

The Index is an index whose value on a Business Day is equivalent to the sum over all Index Components of the products of (a) the Number of Shares of the Index Component and (b) the price of the Index Component at the respective Exchange.

As a formula:

$$Index_t = \sum_{i=1}^{n} x_{i,t} * p_{i,t}$$

With:

$x_{i,t}$ = Number of Shares of the Index Component i on Trading Day t

$p_{i,t}$ = Price of Index Component i on Trading Day t in Index Currency

3.2 Accuracy

The value of the Index will be rounded to two decimal places.

The Number of Shares of the Index Components will be rounded to two decimal places.

Trading Prices will be rounded to six decimal places.

3.3 Adjustments

Indices need to be adjusted for systematic changes in prices once these become effective. This requires the new Number of Shares of the affected Index Component to be calculated on an ex-ante basis.

The Index is adjusted for distributions, capital increases, rights issues, splits, par value conversions and capital reductions.

This procedure ensures that the first ex quote can be properly reflected in the calculation of the Index. This ex-ante procedure assumes the general acceptance of the Index calculation formula as well as open access to the parameter values used. The calculation parameters are provided by Solactive AG.

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com

Any delay in calculating the new Number of Shares of an Index Component would create problems. Therefore the procedure described above is the most appropriate.

3.4 Dividends and other distributions

Dividend payments and other distributions are included in the Index. They cause an adjustment of the Number of Shares of the corresponding Index Component. The new Number of Shares is calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{p_{i,t-1}}{p_{i,t-1} - D_{i,t}}$$

With:

$x_{i,t}$ = Number of Shares of the Index Component i on Trading Day t

$D_{i,t}$ = Payment on Trading Day t multiplied by the Dividend Correction Factor of the respective country

3.5 Corporate actions

3.5.1 Principles

Following the announcement by a company included in the Index of the terms and conditions of a corporate action the Index Calculator determines whether such corporate action has a dilution, concentration or other effect on the price of the Index Component.

If this should be the case the Index Calculator shall make the necessary adjustments to the affected Index Component and/or the formula for calculating the Index and/or to other terms and conditions of this document that he deems appropriate in order to take into account the dilution, concentration or other effect and shall determine the date on which this adjustment shall come into effect.

Amongst other things the Index Calculator can take into account the adjustment made by an Affiliated Exchange as a result of the corporate action with regard to option and futures contracts on the respective share traded on this Affiliated Exchange.

3.5.2 Capital increases

In the case of capital increases (from the company's own resources or through cash contributions) the new Numbers of Shares are calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{p_{i,t-1}}{p_{i,t-1} - rB_{i,t-1}} \qquad \text{with:} \qquad rB_{i,t-1} = \frac{p_{i,t-1} - B - N}{BV + 1}$$

With:

$x_{i,t}$ = Number of Shares of Index Component i on the day of the distribution

650 San Benito St, Ste. 130 Hollister, CA 95023 | Phone: 877.658.9473 | info@inspireinvesting.com

$x_{i,t-1}$	= Number of Shares of Index Component i on the day prior to the distribution
$p_{i,t-1}$	= Closing price on the day prior to ex date
$rB_{i,t-1}$	= Calculated value of rights issue
B	= Price of rights issue
N	= Dividend disadvantage
BV	= Subscription ratio

$B = 0$ if capital is increased from the company's own resources.

The last dividend paid or the announced dividend proposal is applied as the dividend disadvantage.

3.5.3 Capital reductions

In the case of capital reductions the new Number of Shares is determined as follows:

$$x_{i,t} = x_{i,t-1} * \frac{1}{H_{i,t}}$$

With:

$H_{i,t}$	= Reduction ratio of the company on day t
$x_{i,t}$	= Number of Shares of the affected Index Component on the day of the distribution
$x_{i,t-1}$	= Number of Shares of the affected Index Component on the day prior to the distribution

3.5.4 Share splits and par value conversions

In the case of share splits and par value conversions it is assumed that the prices change in ratio to the number of shares or to the par values. The new Number of Shares is calculated as follows:

$$x_{i,t} = x_{i,t-1} * \frac{N_{i,t-1}}{N_{i,t}}$$

With:

$N_{i,t-1}$	= Former par value of security class i (or new number of shares)
$N_{i,t}$	= New par value of security class i (or former number of shares)
$x_{i,t}$	= Number of Shares of the affected Index Component on the day of the distribution

$x_{i,t-1}$ = Number of Shares of the affected Index Component on the day prior to the distribution

3.6 Calculation of the Index in the event of a Market Disruption Event

In the event of a Market Disruption Event, Solactive AG calculates the Index value, taking into account the market conditions prevailing at this point in time, the last quoted Trading Price for each of the Index Components as well as any other conditions that it deems relevant for calculating the Index value.

4. Definitions

"Index Universe" in respect of a Selection Day are companies that fulfill the following criteria:

1. Listing on either the New York Stock Exchange or NASDAQ.

2. Market cap between $1B and $3.5B.

3. Inspire Impact Score greater than or equal to zero.

"Index Component" is each share currently included in the Index.

"Number of Shares" is in respect of an Index Component and any given Business Day the number or fraction of shares included in the Index. It is calculated for any Index Component as the ratio of (A) the Percentage Weight of an Index Component multiplied by the Index value and (B) its Trading Price.

"Percentage Weight" of an Index Component is the ratio of its Trading Price multiplied by its Number of Shares divided by the Index value.

"Dividend Correction Factor" is calculated as 1 minus the applicable withholding tax rate and/or other applicable tax rate currently prevalent in the respective country.

In particular an **"Extraordinary Event"** is
-   a Merger
-   a Takeover bid
-   a delisting
-   the Nationalisation of a company
-   Insolvency.

The Trading Price for this Index Component on the day the event came into effect is the last available market price for this Index Component quoted on the Exchange on the day the event came into effect (or, if a market price is not available for the day the event came into effect, the last available market price quoted on the Exchange on a day specified as appropriate by the Index Calculator), as determined by the Index Calculator, and this price is used as the Trading Price of the particular Index Component until the end of the day on which the composition of the Index is next set.

In the event of the Insolvency of an issuer of an Index Component the Index Component shall remain in the Index until the next Adjustment Day. As long as a market price for the affected Index Component is available on a Business Day, this shall be applied as the Trading Price for this Index Component on the relevant Business Day, as determined in each case by the Index Calculator. If a market price is not available on a Business Day the Trading Price for this Index Component is set to zero. The Committee may also decide to eliminate the respective Index Component at an earlier point in time prior to the next Adjustment Day. The procedure in this case is identical to an elimination due to and Extraordinary Event.

An Index Component is **"delisted"** if the Exchange announces pursuant to the Exchange regulations that the listing of, the trading in or the issuing of public quotes on the Index Component at the Exchange has ceased immediately or will cease at a later date, for whatever reason (provided delisting is not because of a Merger or a Takeover bid), and the Index Component is not immediately listed, traded or quoted again on an exchange, trading or listing system, acceptable to the Index Calculator,

"Insolvency" occurs with regard to an Index Component if (A) all shares of the respective issuer must be transferred to a trustee, liquidator, insolvency administrator or a similar public officer as result of a voluntary or compulsory liquidation, insolvency or winding-up proceedings or comparable proceedings affecting the issuer of the Index Components or (B) the holders of the shares of this issuer are legally enjoined from transferring the shares.

A **"Takeover bid"** is a bid to acquire, an exchange offer or any other offer or act of a legal person that results in the related legal person acquiring as part of an exchange or otherwise more than 10% and less than 100% of the voting shares in circulation from the issuer of the Index Component or the right to acquire these shares, as determined by the Index Calculator based on notices submitted to public or self-regulatory authorities or other information considered by the Index Calculator to be relevant.

With regard to an Index Component a **"Merger"** is

(i)   a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person,

(ii)   a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer to exchange shares with another legal person (except in a merger or share exchange under which the issuer of this Index Component is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation),

(iii)   a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person), or

(iv)   a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event (except for shares held and controlled by the legal person) represent in total less than 50% of the shares in circulation directly subsequent to such an event.

The **"Merger Date"** is the date on which a Merger is concluded or the date specified by the Index Calculator if such a date cannot be determined under the law applicable to the Merger.

"Nationalisation" is a process whereby all shares or the majority of the assets of the issuer of the shares are nationalised or are expropriated or otherwise must be transferred to public bodies, authorities or institutions.

"Exchange" is, in respect of Index and every Index Component, the respective primary exchange where the Index Component has its primary listing. The Committee may decide to declare a different stock exchange the "Exchange" for trading reasons, even if the company is only listed there via a Stock Substitute.

"Stock Substitute" includes in particular American Depository Receipts (ADR) and Global Depository Receipts (GDR).

With regard to an Index component (subject to the provisions given above under "Extraordinary Events") the **"Trading Price**" in respect of a Trading Day is the closing price on this Trading Day determined in accordance with the Exchange regulations. If the Exchange has no closing price for an Index Component, the Index Calculator shall determine the Trading Price and the time of the quote for the share in question in a manner that appears reasonable to him.

A **"Trading Day"** is in relation to the Index or an Index Component a Trading Day on the Exchange (or a day that would have been such a day if a market disruption had not occurred), excluding days on which trading may be ceased prior to the normal Exchange closing time. The Index Calculator is ultimately responsible as to whether a certain day is a Trading Day with regard to the Index or an Index Component or in any other connection relating to this document.

A **"Business Day"** is a day on which the New York Stock Exchange is open for trading.

The **"Index Calculator"** is Solactive AG or any other appropriately appointed successor in this function.

The **"Index Currency"** is US Dollars.

"Market Capitalization" is with regard to each of the shares in the Index Universe on a Selection Day or Adjustment Day the value published as the Market Capitalization for this day.

As at the date of this document Market Capitalization is defined as the value of a company calculated by multiplying the number of shares outstanding of the company by its share price.

"Adjustment Day" is the last Business Day in January.

"Selection Day" is the Business Day five Business Days before the Adjustment Day.

An **"Affiliated Exchange"** is with regard to an Index Component an exchange, a trading or quotation system on which options and futures contracts on the Index Component in question are traded, as specified by the Index Calculator.

A "**Market Disruption Event**" occurs if

1.   one of the following events occurs or exists on a Trading Day prior to the opening quotation time for an Index Component:

    A) trading is suspended or restricted (due to price movements that exceed the limits allowed by the Exchange or an Affiliated Exchange, or for other reasons):

    1.1.   across the whole Exchange; or

    1.2.   in options or futures contracts on or with regard to an Index Component or an Index Component that is quoted on an Affiliated Exchange; or

    1.3.   on an Exchange or in a trading or quotation system (as determined by the Index Calculator) in which an Index Component is listed or quoted; or

    B) an event that (in the assessment of the Index Calculator) generally disrupts and affects the opportunities of market participants to execute on the Exchange transactions in respect of a share included in the Index or to determine market values for a share included in the Index or to execute on an Affiliated Exchange transaction with regard to options and futures contracts on these shares or to determine market values for such options or futures contracts; or

2.   trading on the Exchange or an Affiliated Exchange is ceased prior to the usual closing time (as defined below), unless the early cessation of trading is announced by the Exchange or Affiliated Exchange on this Trading Day at least one hour before

    (aa) the actual closing time for normal trading on the Exchange or Affiliated Exchange on the Trading Day in question or, if earlier.

(bb) the closing time (if given) of the Exchange or Affiliated Exchange for the execution of orders at the time the quote is given.

"Normal exchange closing time" is the time at which the Exchange or an Affiliated Exchange is normally closed on working days without taking into account after-hours trading or other trading activities carried out outside the normal trading hours; or

3.   a general moratorium is imposed on banking transactions in the country in which the Exchange is resident if the above-mentioned events are material in the assessment of the Index Calculator, whereby the Index Calculator makes his decision based on those circumstances that he considers reasonable and appropriate.

5 Appendix

5.1 Contact data

Information regarding the Index concept

Inspire

Attn: Investment Committee

650 San Benito St, Ste. 130

877.658.9473

info@inspireinvesting.com

5.2 Calculation of the Index – change in calculation method

The application by the Index Calculator of the method described in this document is final and binding. The Index Calculator shall apply the method described above for the composition and calculation of the Index. However it cannot be excluded that the market environment, supervisory, legal, financial or tax reasons may require changes to be made to this method. The Index Calculator may also make changes to the terms and conditions of the Index and the method applied to calculate the Index, which he deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Calculator is not obliged to provide information on any such modifications or changes. Despite the modifications and changes the Index Calculator will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above.